Torreon City, Mexico, June 1st, 2009

TIMMINS GOLDCORP MEXICO, S.A. DE C.V.
Blvd. Navarrete 125-12, Col.Valle Verde,
C.P. 83200, Hermosillo, Sonora.

AT'N: Francisco A. Bonillas Zepeda. Director

Dear Mr. Bonillas:

As a follow-up of the telephone conversation we held this morning, by means of this letter I give **TIMMINS GOLDCORP MEXICO, S.A. DE C.V.** my absolute consent to extend the time for making me my next contract payment for **US 150,000.00** (One Hundred and Fifty Thousand American Dollars) that was originally scheduled on July 18th, 2009.

This payment is regarding the Project named "Cocula", that comprises the mining properties called "Hermosa Provincia" title nr. 195133 and "La Margarita" title nr. 192562.

In exchange of the grant of this extension, **TIMMINS GOLDCORP MEXICO, SA. DE C.V.** will make me the payment of the **USD 150,000.00** plus VAT as follows:

1).- **USD 75,000.00** (Seventy-five Thousand American Dollars 00/100) on or before June 15th, 2009, and the remaining

2).- **USD 75,000.00** (Seventy-five Thousand American Dollars 00/100) on or before September 15th, 2009.

In addition, the grantor of this extension hereby agrees that the lack of timely paying from **TIMMINS GOLDCORP MEXICO, S.A. DE C.V.** of the **USD 150,000.00** (One Hundred and Fifty Thousand American Dollars 00/100) on the original date of payment (July 18th, 2009) shall not be deemed as a contract nonperformance, as a direct result of the signing of this extension letter. The grantor hereby acknowledges that this extension letter does not affect the rest of the clauses of the Cocula project option agreement.

Finally, also through this same letter, the grantor and **TIMMINS GOLDCORP MEXICO SA DE CV** agree the reimbursement to the grantor of this extension of any deducted amounts to date made by Timmins Goldcorp Mexico to the creditor's previous contract payments, regarding surface taxes owed by the grantor before the signing and execution of the Cocula project option agreement. This reimbursement shall take place in December, 2009. However, the grantor and Timmins Goldcorp Mexico shall compare the aforesaid deducted amounts, according to their own records, during the month of November of this year, and this way both parties will foresee any future dispute about the reimbursement of the said taxes to the grantor.

S I N C E R E L Y,
________(SIGNED)_________
ROSALIO LOPEZ OROZCO